Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 4 DATED APRIL 5, 2019
TO THE OFFERING CIRCULAR DATED FEBRUARY 27, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated February 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 1, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – NP 84, LLC

On April 1, 2019, we directly acquired ownership of a “majority-owned subsidiary”, NP 84, LLC (“NP 84”) for a purchase price of $5,747,500, which is the initial stated value of our equity interest in the NP 84 Controlled Subsidiary (the “NP 84 Income REIT Investment”). Inclusive of the NP 84 Income REIT Investment, NP 84 was capitalized with $45,980,000 in equity contributions from us and other eREITs managed by our manager.  NP 84 used this capital to acquire from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $45,980,000 (the “RSE- MOTG Senior Loan”). The borrower, WP MOTG-TXMF Owner, LLC, a Delaware limited liability company (“MOTG”), used the loan proceeds to acquire Mansfield on the Green, a single garden-style multifamily property totaling 308 units located at 250 N State Hwy 360, Mansfield, TX 76063 (the “RSE- MOTG Property”).

Pursuant to the agreements governing the NP 84 Income REIT Investment (the “NP 84 Investment Operative Agreements”), our consent is required for all major decisions regarding the RSE- MOTG Senior Loan.

MOTG is managed by Waypoint Residential (“Waypoint”). Waypoint Residential is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices, with senior management averaging over 25 years of real estate investment and management experience throughout the U.S.

The RSE- MOTG Senior Loan bears an interest rate of 8.5% per annum, with an amount equal to 5.25% per annum paid current on a monthly basis through the maturity date, April 1, 2020 (the “RSE- MOTG Senior Loan Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 0.70% of the RSE- MOTG Senior Loan amount.  As a member of NP 84, we are entitled to receive a proportionate share of interest income from the RSE- MOTG Senior Loan.

MOTG does not have the option to extend the maturity date beyond April 1, 2020. Waypoint has provided customary non-recourse carve-out guarantees.

The combined LTV ratio, or loan-to-value ratio, is the amount of the RSE- MOTG Senior Loan divided by the purchase price of the RSE- MOTG Property.  As of the closing date of the RSE- MOTG Senior Loan, the RSE-MOTG Property featured an LTV of 95.0% based on purchase price. We generally use LTV to define leverage for properties that are generating cash flow.

The RSE- MOTG Property features 24 three-story apartment buildings that were built in two phases, totaling 308 total units. As of the acquisition date, the RSE- MOTG Property was approximately 91% occupied. Amenities at the property include covered parking in attached garages and carports, a clubhouse, a club/game room, a business center, a community kitchen with a coffee bar, fitness center, an outdoor pool, and an outdoor lounge with a fireplace and a television. The units feature stainless steel appliances, double-basin stainless steel sinks, and granite countertops.

The Property is located in suburban Mansfield, southern anchor of the Texas 360 corridor. The corridor was expanded to reduce commute times for local residents working in major employment hubs, equidistant to both Fort Worth and Dallas. The Texas 360 Toll road was expanded last year to alleviate the commute. Mansfield is a desirable residential community that has experienced exceptional population growth with average household incomes exceeding $155,000 and average home values over $300,000. The Mansfield Independent School District (MISD), which includes some of the best schools in the MSA. Mansfield Lake Ridge High School ranks 7/10 and all proximate middle / elementary schools rank 9/10-10/10 (greatschools.org). Being located in the MISD makes the property more desirable among tenants. Aside from attractive school districts to draw in tenants, major employer like Mouser Electronics and Methodist Mansfield Medical Center keeps submarket well occupied. Google recently purchased a 375-acre tract of land on which it intends to build a $500 million data center.

As the RSE- MOTG Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative, reviewed and approved of the transaction prior to its consummation.